March 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:Decarbonization Plus Acquisition Corporation III

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253094

Dear Mr. Lin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Decarbonization Plus Acquisition Corporation III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 23, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that, as of the date hereof, they intend to distribute approximately 1,000 copies of the Preliminary Prospectus dated February 12, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

as Representative of the Several Underwriters

By: /s/ Ryan Kelley

Name:Ryan Kelley

Title: Director

CITIGROUP GLOBAL MARKETS INC.

as Representative of the Several Underwriters

By: /s/ Scott Wexler

Name: Scott Wexler

Title:Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]